EXHIBIT 21 –SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation

WidePoint NBIL, Inc.	Illinois
WidePoint Il, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia